SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 21, 2022

POEMA GLOBAL HOLDINGS CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands (State or other jurisdiction of incorporation or organization)	001-39844 (Commission File Number)	98-1561530 (I.R.S. Employer Identification No.)

101 Natoma St., 2F San Francisco, CA United States of America (Address of principal executive offices)		94105 (Zip Code)

+1 415 432 8880

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, $0.0001 par value, and one-half of one redeemable warrant	PPGH.U	The Nasdaq Stock Market LLC
Class A Ordinary Shares included as part of the units	PPGH	The Nasdaq Stock Market LLC
Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	PPGHW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry Into A Material Definitive Agreement.

March 2022 PIPE Subscription Agreement

As previously announced, on September 16, 2021, Poema Global Holdings Corp., an exempted company incorporated with limited liability under the laws of Cayman Islands (“Poema Global”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Gogoro Inc., an exempted company incorporated with limited liability under the laws of Cayman Islands (“Gogoro”), Starship Merger Sub I Limited, an exempted company incorporated with limited liability under the laws of Cayman Islands and a wholly-owned subsidiary of Gogoro (“Merger Sub”) and Starship Merger Sub II Limited, an exempted company incorporated with limited liability under the laws of Cayman Islands and a wholly-owned subsidiary of Gogoro (“Merger Sub II”), pursuant to which, among other transactions, on the terms and subject to the conditions set forth therein, (i) Merger Sub will merge with and into Poema Global (the “First Merger”), with Poema Global surviving the First Merger as a wholly owned subsidiary of Gogoro, and (ii) Poema Global will merge with and into Merger Sub II (the “Second Merger”), with Merger Sub II surviving the Second Merger as a wholly-owned subsidiary of Gogoro (the “Business Combination”). Concurrently with the execution of the Merger Agreement and on January 18, 2022, certain investors entered into share subscription agreements pursuant to which such investors committed to subscribe for and purchase an aggregate of 28,482,000 ordinary shares of Gogoro (“Gogoro Ordinary Shares”) subject to the satisfaction or waiver of certain customary closing conditions at $10.00 per share for an aggregate purchase price of $284,820,000.

On March 21, 2022, Taishin Venture Capital Investment Co. (“Taishin”) entered into a share subscription agreement (the “March 2022 PIPE Subscription Agreement”) pursuant to which Taishin has committed to subscribe for and purchase 1,000,000 Gogoro Ordinary Shares at $10.00 per share for an aggregate purchase price of $10,000,000 (the “March 2022 PIPE Investment”).

Under the March 2022 PIPE Subscription Agreement, the obligations of the parties to consummate the March 2022 PIPE Investment are subject to the satisfaction or waiver of certain customary closing conditions, including, among others, (i) the absence of a legal prohibition on consummating the March 2022 PIPE Investment, (ii) all conditions precedent under the Merger Agreement having been satisfied or waived, (iii) the accuracy of representations and warranties in all material respects and (iv) material compliance with covenants.

The form of the March 2022 PIPE Subscription Agreement, which is the same as the form of subscription agreement entered into by certain investors on January 18, 2022, was filed as Exhibit 10.1 to the Current Report on Form 8-K filed by Poema Global on January 18, 2022 and the foregoing description of the March 2022 PIPE Subscription Agreement is qualified in its entirety by reference thereto.

Merger Agreement Amendment

On March 21, 2022, Poema Global, Gogoro, Merger Sub and Merger Sub II entered into an amendment to the Merger Agreement (the “Amendment”). The Amendment modifies the Merger Agreement by extending the termination date (the “Termination Date”) from March 31, 2022 to April 15, 2022. After the Termination Date, Poema Global and Gogoro would have the right to terminate the Merger Agreement if the Business Combination contemplated by the Merger Agreement has not been consummated by the Termination Date (provided that the delay in the closing of the Business Combination by such date is not due to the breach of the Merger Agreement by the party seeking to terminate). No other changes were made to the Merger Agreement. Notwithstanding the foregoing, Poema Global and Gogoro currently expect to complete the Business Combination on or around April 4, 2022

A copy of the Amendment is filed herewith as Exhibit 2.1 to this Current Report on Form 8-K and the foregoing description of the Amendment is qualified in its entirety by reference thereto.

Item 2.02	Results of Operations and Financial Condition.

On March 21, 2022, Gogoro and Poema Global issued a joint press release (the “Press Release”) related to its unaudited financial results for the year ended December 31, 2021 and financial projections for fiscal year 2022. The Press Release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

On March 21, 2022, Gogoro also released a 2021 Business Update Presentation, which is attached hereto as Exhibit 99.2 and incorporated by reference herein.

The foregoing (including Exhibits 99.1 and 99.2) is being furnished pursuant to Item 2.02 and will not be deemed to be filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act, regardless of any general incorporation language in such filings.

Item 3.02	Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K is incorporated by reference herein. The Gogoro Ordinary Shares to be offered and sold in connection with the March 2022 PIPE Subscription Agreement have not been registered under the Securities Act in reliance upon the exemption provided under Section 4(a)(2) of the Securities Act, Regulation D, and/or Regulation S thereof.

Item 7.01	Regulation FD Disclosure.

The information set forth under Item 2.02 is incorporated by reference as if fully set forth herein.

On March 21, 2022, Poema Global and Gogoro issued the Press Release announcing the March 2022 PIPE Investment.

The foregoing (including Exhibits 99.1 and 99.2) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Exchange Act or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report will not be deemed an admission as to the materiality of any of the information in this Item 7.01, including Exhibits 99.1 and 99.2.

Item 8.01.	Other Events.

On November 18, 2021, Gogoro filed a registration statement on Form F-4 (File No. 333-261181) (as amended, the “Registration Statement”) with the SEC in connection with the Business Combination. On March 17, 2022, the Registration Statement was declared effective by the SEC, and Gogoro and Poema Global filed a definitive proxy statement/prospectus (the “definitive proxy statement/prospectus”) for the solicitation of proxies in connection with an extraordinary general meeting of Poema Global’s shareholders to be held on March 31, 2022 to consider and vote on, among other proposals, a proposal to approve the Merger Agreement and the Business Combination.

In order to provide additional information to Poema Global’s shareholders in connection with the March 2022 PIPE Investment and the Amendment, Gogoro and Poema Global filed a supplement to the definitive proxy statement/prospectus on March 21, 2022.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (“Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (“Exchange Act”) that are based on beliefs and assumptions and on information currently available to Poema Global Holdings Corp. (“Poema Global”) and Gogoro Inc. (“Gogoro”). In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including financial results for 2021, financial projections, projections of market opportunity and market position, the ability of Gogoro’s business model to be successful in the future, the capability of Gogoro’s technology and Gogoro’s business plans, the March 2022 PIPE Investment, the potential closing of the business combination between Gogoro and Poema Global and the timing of the closing of the business combination, are forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Although each of Poema Global and Gogoro believes that it has a reasonable basis for each forward-looking statement contained in this communication, each of Poema Global and Gogoro cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there are risks and uncertainties described in the definitive proxy statement/final prospectus relating to the proposed transaction and other documents filed, or to be filed, by Gogoro or Poema Global from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Neither Poema Global nor Gogoro can assure you that the forward-looking statements in this communication will prove to be accurate. There may be additional risks that neither Poema Global nor Gogoro presently know or that Poema Global and Gogoro currently believe are immaterial that could also cause actual results to differ from those contained in the forward looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Poema Global, Gogoro, their respective directors, officers or employees or any other person that Poema Global and Gogoro will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of Poema Global and Gogoro as of the date of this communication. Subsequent events and developments may cause those views to change. However, while Poema Global and Gogoro may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of Poema Global or Gogoro as of any date subsequent to the date of this communication.

Financial Information

The financial information included in this communication is unaudited and does not conform to Regulation S-X. Gogoro is in the process of completing audits with respect to financial statements for 2021. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, any proxy statement, registration statement, or prospectus that Gogoro may file with the SEC. You should review the Gogoro’s audited financial statements when they become publicly available. In addition, all of Gogoro’s 2021 historical financial information included herein is preliminary and subject to change.

Important Additional Information and Where to Find It

In connection with the proposed transaction, Gogoro has filed a registration statement on Form F-4 with the SEC, which includes a preliminary prospectus with respect to Gogoro’s securities to be issued in connection with the proposed transaction. The registration statement was declared effective by the SEC on March 17, 2022, and the final prospectus was filed with the SEC on March 17, 2022. Poema Global has mailed the definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed transaction. Poema Global’s shareholders and other interested persons are encouraged to read the definitive proxy statement/final prospectus, as well as other documents filed, or to be filed, with the SEC, because these documents contain, or will contain, important information about Poema Global, Gogoro and the proposed transaction. Shareholders of Poema Global are also able to obtain a copy of the definitive proxy statement/final prospectus, and other documents filed with the SEC without charge, by directing a request to: 101 Natoma St., 2F, San Francisco, CA 94105. The definitive proxy statement/final prospectus can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

Poema Global and Gogoro and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of Poema Global and their ownership is set forth in Poema Global’s filings with the SEC, including its Form 10-K for the year ended December 31, 2020 and subsequent filings under Section 16 of the Exchange Act or on Form 10-Q. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Poema Global’s shareholders in connection with the potential transaction is set forth in the definitive proxy statement/final prospectus. These documents are available free of charge at the SEC’s website at www.sec.gov or by directing a request to: 101 Natoma St., 2F, San Francisco, CA 94105.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of Poema Global or Gogoro, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Exhibit

2.1	Amendment No. 1 to Agreement and Plan of Merger, dated as of March 21, 2022
99.1	Joint Press Release issued by Poema Global Holdings Corp. and Gogoro Inc. on March 21, 2022
99.2	Business Update Presentation
104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 21, 2022	Poema Global Holdings Corp.

	By:	/s/ Homer Sun
	Name:	Homer Sun
	Title:	Chief Executive Officer